UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

May 15, 2020

(Date of Report (Date of earliest event reported))

FUNDRISE INCOME EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775114
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Update

Controlled Subsidiary Investment – Evergreen Park Twenty LLC

On September 5, 2019, we directly acquired ownership of a “majority-owned subsidiary,” Evergreen Park Twenty LLC (the “Evergreen Park Controlled Subsidiary”), in which we had the right to receive a preferred economic return, for a purchase price of $7,000,000 (the “Evergreen Park Controlled Subsidiary Investment”). Approximately $2,832,000 of the $7,000,000 commitment has been funded to date. The Evergreen Park Controlled Subsidiary plans to use the proceeds to develop a 195-unit stabilized apartment complex located at 10227 20th St. SE, Lake Stevens, WA 98258 (the “Evergreen Park Apartments Property”).

Construction of the Evergreen Park Apartments Property is underway, and the sponsor, Evergreen Housing Development Group, elected to payback the Evergreen Park Controlled Subsidiary Investment early due to the change in today’s investment environment. Consequently, on May 15, 2020, the Evergreen Park Controlled Subsidiary redeemed the amount of  the Evergreen Park Controlled Subsidiary Investment funded to date, plus the accrued preferred return. Due to the short term nature of the Evergreen Park Controlled Subsidiary Investment, and contractual provisions that allowed for preferred return to accrue on the total commitment rather than the funded amount, the Evergreen Park Controlled Subsidiary Investment yielded a return on investment of approximately 16.0% and an internal rate of return of approximately 61.9%.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE INCOME EREIT II, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:	May 21, 2020